FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report - March 2012

•	The dollar continued its general rise in March			AUD (-4.4%)	AUD was the worst performer within G10 in March as fears over a bumpy landing in China increased – the flash PMI in China, at 48.5, and the lack of policy easing signals suggests that the investment wave which has supported demand for Australian exports will cease
•	Caution returned in the market after weak Purchasing Managers Index (PMI) prints across Europe
•	The V10 Index registered a loss of 1.8% (after fees) at month-end			NZD (-3.0%)	NZD fared little better than AUD and failed to make any headway after a sharp decline early in the month. The RBNZ kept rates on hold at 2.50%, consumer confidence dipped from the previous month while GDP for Q4 was half of expectations at 0.3%
Index Description				SEK (-1.3%)	Swedish PMI managed a >50 print but for most of the month it was staying out of the headlines. Inflation numbers were generally comfortable and despite the Eurozone’s woes, industrial production was buoyant and unemployment fell

The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V Index).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months approximately. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis. Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

				CHF (-0.7%)	The SNB maintained the foreign exchange target set in the Q1 monetary policy meeting. On the data front there were many upside surprises: GDP, CPI and industrial production were all firm and growing, though the PMI figures was weaker at 49.0

				JPY (-2.2%)	JPY started the month below 81, and 85 appeared to be within reach backed by yield differentials until the sudden turn in global sentiment paid to the rally

				USD	The dollar made quite a bit of headway against risk currencies during March. Rising yields and ongoing strength in data suggests that the greenback is well on track to becoming a firmer growth currency

Source: UBS Research, UBS
Performance Influencing Factors				Currency	Spot[1]	Contr[2]	Currency	Spot[1]	Contr[2]
The dollar continued its general rise but it was a month of two halves as initial optimism gave way to caution. The rally in global bond yields throughout the first two weeks was welcomed, and with the US 10-year hitting close to 2.40% the external flows swiftly followed to capture yield. Expectations for early normalization were being priced in, and there was genuine belief that the global economy would not be adversely affected by headline price pressures as they were genuinely growth-driven, rather than a consequence of balance sheet expansion. However, a series of weak PMI (PMI is an indicator of the health of the manufacturing industry and is used as a general economic indicator where <50 indicates potential contraction and >50 indicates potential growth) prints reflecting a decline in manufacturing across Europe and troubling growth anecdotes from China swiftly soured the mood. Greece may have ‘defaulted’ without incident but the focus has shifted to general growth worries triggered by austerity measures, while the dip in external demand, especially Emerging Markets, also seemed to threaten the exporters of Northern Europe. Remarkably, the US continues to stand in good stead and the market will hope this remains the case as more data challenges loom.
These factors contributed to each of the Index currencies weaking against the USD, while the V10 strategy remained in a long carry position throughout this month. As a result, the performance of the currencies contributing to the Strategy led to a monthly loss on the Index of 1.8%.
Source: UBS, UBS Research				NZD	-3.0%	-1.0%	CHF	-0.7%	0.2%
				AUD	-4.4%	-1.4%	JPY	-2.2%	0.7%
				SEK	-1.3%	-0.4%	USD

Graph 1: V10 and S&P 500 performance in March 2012

Source: UBS. Note: For illustration purposes only;

SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

1) Spot performance of currency from 29 Feb 2012 to 30 Mar 2012 relative to USD. Individual currency performance is intended to explain only the performance of that currency relative to the USD and may not fully explain the movement of the Index over the period.

2) Contribution to the Index return over the period resulting from the peformance of the individual currency.

Date	Signal	High Yielding	Low Yielding
29-Feb-12	Long	AUD, SEK, NZD	CHF, JPY, USD
31-Mar-12	Long	AUD, SEK, NZD	CHF, JPY, USD
* There were no signal changes during the month

FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from 6 May 2009 through 30 March 2012

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%	-4.0%	3.7%	-1.3%	0.0%	-4.4%	-3.4%	-9.8%	-4.2%	-1.5%	0.0%	-22.0%
2012	3.3%	3.9%	-1.8%										5.4%

Source: UBS

Index performance and 65 day actual volatility

Index performance and volatility filter

FICC Structured Flow Group	UBS Investment Bank
Phone: +1 (203) 719 1515	677 Washington Boulevard
Email: OL-SFX-US@ubs.com	Stamford CT 06901
www.ubs.com	UBS Investment Bank is a business
group of UBS AG

Performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance based on the daily indicative bid price for a $10 par value security at month-end for the three months ending March 2012.

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day. The total return below is calculated using the March 2012 indicative bid price provided by UBS relative to the public issuance price of $10 per security. The actual return that any investor may realize if they were able to sell their product prior to expiry will depend on the actual bid price, if any, at the time of sale, which may differ substantially from the indicative bid prices provided herein, and from the expected payment at maturity based on the terms of the product.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Jan-12	Feb-12	Mar-12	Total
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	7.51	7.74	7.67	-23.3%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	7.35	7.58	7.51	-24.9%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	7.47	7.71	7.63	-23.7%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	7.39	7.63	7.56	-24.4%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	7.36	7.61	7.54	-24.6%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	7.13	7.36	7.29	-27.1%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	7.25	7.48	7.42	-25.8%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	7.96	8.22	8.15	-18.5%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	7.85	8.12	8.06	-21.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	7.85	8.12	8.06	-21.4%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	7.65	7.92	7.89	-23.2%

1) Total return in the above table is not annualized

Source: UBS Price data taken from UBS internal systems

Disclaimer

This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk

Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.